

July 28, 2015

Via Email
Zhan Chen
Wilson, Sonsini, Goodrich & Rosati P.C.
Jin Mao Tower, 38F Unit 03-04
88 Century Boulevard
Shanghai 200121
The People's Republic of China

> **Re:** **Shanda Games Ltd**
> **Schedule 13E-3/A filed July 14, 2015**
> **Filed by Shanda Games Ltd., Capitalhold Ltd., Ningxia Yilida Capital**
> **Investment Limited Partnership, et al.**
> **SEC File No. 5-85045**

Dear Ms. Chen:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the amended filing above. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your amended filing. Our comments follow:

Schedule 13E-3/A – Special Factors – Background of the Merger, page 20

1. Refer to comment 8 in our prior comment letter dated June 23, 2015 and your response. Clarify whether any person associated with the Company or its affiliates, including its financial advisors, or any other filing person on the Schedule 13E-3 or its affiliates or advisors, were contacted by Alibaba with respect to an investment in or other possible transaction involving the Company. We may have further comments.

2. We note your response to comment 9 in our prior comment letter dated June 23, 2015 and the revised disclosure on pages 30 and 31 of the disclosure document to the effect that after the Board and Special Committee evaluated and expressed opinions on the fairness of the merger consideration, Class A ordinary shares of the Company were sold to a third party at a significantly higher per share price in a privately negotiated transaction. The disclosure document must be revised to discuss how each filing person considered and reached its fairness determination regarding the $3.55 per share merger consideration in light of these very recent purchases by a third party at a per share price equivalent to $4.44. The disclosure on page 31 regarding the opinion of the Buyer Group about the

premium paid in the Li-Funds Purchase and its strategic value to Century Huatong should be considerably expanded to discuss the analysis of the Buyer Group and how it reached its revised fairness determination, considering the significant disparity between the merger consideration and the price paid in the Li-Funds Purchase.

3. Refer to our last comment above. With respect to the ongoing analysis of fairness by the Company via the Board and the Special Committee, advise what additional information the Special Committee has requested from the Buyer Group in order to consider the question. Once the Company is able to conduct the updated fairness analysis, advise how it will disseminate its analysis and conclusion to shareholders.

4. Revise this section to discuss the reasons for the Li-Funds Purchase including the timing thereof, from the perspective of the filing persons engaged in the sale. Your revised disclosure should also address the implications of the Li-Funds Purchase under the terms of the parties' merger agreement, from the perspective of each filing person. We understand that the Special Committee is currently evaluating the implications on behalf of the Company.

5. Summarize the July 7, 2015 discussions with Merrill Lynch regarding Merrill Lynch's views on the Li-Funds Purchase as compared to the merger consideration.

Plans for the Company after the Merger, page 54

6. Refer to comment 10 in our prior comment letter and your response and revised disclosure here. Discuss the possible timing of a relisting of the shares of the Surviving Corporation on another exchange, including one in Mainland China. Describe any steps that you or the filing persons have taken or will take to investigate or pursue this option, and discuss the possible timing of relisting.

Litigation Relating to the Merger, page 64

7. Refer to prior comment 2 in our prior comment letter and your response, including the revised disclosure in this section. Update the disclosure regarding the July 22, 2015 hearing.

Please amend the filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions about these comments or your filings to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Xiaoxi Lin, Esq. (via email)